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January 5, 2010

Link Resources, Inc.
392 Acadia Drive S.E., Calgary
Alberta, Canada T2J 0A8
Attn: Board of Directors

Re: Resignation

To the Board of Directors of Link Resources, Inc.:

I, Anthony Zaradic, hereby resign as member of the Board of Directors of Link Resources, Inc. (the "Company"), as well as Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer of the Company, effective for all purposes as of the closing of the transactions contemplated by that certain Share Exchange Agreement, dated as of the date hereof, by and among the Company, Chance High International Limited, a British Virgin Islands business company ("Chance High") and the shareholders of Chance High listed on Schedule A thereto.

Please be advised that my resignation is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Very truly yours,

Anthony Zaradic